TIMWEN PARTNERSHIP Financial Statements January 1, 2012

PricewaterhouseCoopers LLP, Chartered Accountants PwC Tower, 18 York Street, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the the Partners of TIMWEN Partnership We have audited the balance sheets of TIMWEN Partnership as of January 1, 2012 and January 2, 2011, and the related statements of income and comprehensive income, partners’ equity and cash flows for each of the years in the three-year period ended January 1, 2012. The Partnership's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIMWEN Partnership as of January 1, 2012 and January 2, 2011 and the results of its operations and its cash flows for each of the years in the three-year period ended January 1, 2012 in conformity with accounting principles generally accepted in the United States of America. Chartered Accountants, Licensed Public Accountants Toronto, Ontario February 29, 2012

TIMWEN Partnership Balance Sheet January 1, 2012 January 2, 2011 Assets Revenue-producing properties $75,030,290 $78,769,169 Cash and cash equivalents 2,679,439 1,639,055 Accounts receivable 4,325,054 4,529,085 Investment in Grimsby Food Court Ltd. 1,999,690 2,374,589 Prepaid rent 622,059 625,957 $84,656,532 $87,937,855 Liabilities Accounts payable and accrued liabilities $2,332,277 $2,169,089 Deferred lease inducements 3,374,891 3,667,963 Straight-line rent 5,472,756 5,670,879 11,179,924 11,507,931 Commitments and contingencies Partners' equity 73,476,608 76,429,924 $84,656,532 $87,937,855 Approved by the Partners, Wendy's Restaurants of Canada Inc. Barhav Developments Limited See accompanying notes to the financial statements.

TIMWEN Partnership Statements of Income and Comprehensive Income Year ended Year ended Year ended January 1, 2012 January 2, 2011 January 3, 2010 Revenues Rental income $38,927,175 $38,361,003 $38,471,112 Expenses Rental expense - net of lease inducements 7,542,975 8,216,495 5,979,952 Operating expenses 484,586 520,244 424,966 Depreciation and amortization 4,280,186 4,794,250 4,252,157 Loss on retirement of revenue-producing properties - 59,312 459,367 12,307,747 13,590,301 11,116,442 Operating income for the year 26,619,428 24,770,702 27,354,670 Other income Interest income 55,109 16,886 23,171 Equity in income of Grimsby Food Court Ltd. 366,221 180,933 140,524 Other income 5,926 7,179 13,995 427,256 204,998 177,690 Net income and comprehensive income $27,046,684 $24,975,700 $27,532,360 See accompanying notes to the financial statements.

TIMWEN Partnership Statement of Partners' Equity Year ended Year ended Year ended January 1, 2012 January 2, 2011 January 3, 2010 Wendy's Barhav Restaurants of Developments Canada Inc. Limited Total Total Total Partners' equity - Beginning of year $38,214,962 $38,214,962 $76,429,924 $79,954,224 $85,421,864 Distributions to partners (15,000,000) (15,000,000) (30,000,000) (28,500,000) (33,000,000) Net income for the year 13,523,342 13,523,342 27,046,684 24,975,700 27,532,360 Partners' equity - End of year $36,738,304 $36,738,304 $73,476,608 $76,429,924 $79,954,224 See accompanying notes to the financial statements.

TIMWEN Partnership Statement of Cash Flows Year ended Year ended Year ended January 1, 2012 January 2, 2011 January 3, 2010 Cash provided by (used in) Operating activities Net income for the year $27,046,684 $24,975,700 $27,532,360 Add: Items not affecting cash Depreciation and amortization 4,280,186 4,794,250 4,252,157 Straight-line rent (166,528) 551,382 (1,486,640) Amortization of deferred lease inducements (293,073) (293,073) (293,073) Distributions received from Grimsby Food Court Ltd. 741,120 320,000 160,000 Equity in earnings of investment in Grimsby Food Court Ltd. (366,221) (180,932) (140,524) Loss on retirement of revenue-producing properties - 59,312 459,367 31,242,168 30,226,639 30,483,647 Change in operating assets and liabilities Accounts receivable 204,031 459,825 (1,650,073) Prepaid rent 3,898 11,198 (27,666) Accounts payable and accrued liabilities 163,188 (88,377) (263,838) 31,613,285 30,609,285 28,542,070 Investing activities Additions to revenue-producing properties (572,901) (545,106) (530,528) Financing activities Distributions to partners (30,000,000) (28,500,000) (33,000,000) Change in cash and cash equivalents 1,040,384 1,564,179 (4,988,458) Cash and cash equivalents - Beginning of year 1,639,055 74,876 5,063,334 Cash and cash equivalents - End of year $2,679,439 $1,639,055 $74,876 See accompanying notes to the financial statements.

TIMWEN Partnership Notes to Financial Statements 1. Nature of operations The TIMWEN Partnership is between Barhav Developments Limited (a wholly owned subsidiary of TDL Group Corp. Ltd. (TDL)) and Wendy’s Restaurants of Canada Inc. (WROC), and was formed in 1995. The partnership leases restaurant facilities to WROC and TDL. Fiscal year The partnership’s fiscal year ends on the Sunday nearest to December 31. The 2011 and 2010 fiscal years consisted of 52 weeks and the 2009 fiscal year consisted of 53 weeks. 2. Summary of significant accounting policies partnership accounts Partnership accounts The accompanying financial statements include only the assets and liabilities of the business carried on under the name TIMWEN Partnership and do not include other assets, liabilities, revenues and expenses of the partners. No provision for income taxes has been made in these financial statements since income of the partnership are taxable in the hands of the partners. Basis of presentation The partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the partnership’s financial statements and accompanying notes to the financial statements contain all adjustments necessary to state fairly the partnership’s financial position as of January 1, 2012 and January 2, 2011, and its results of operations, comprehensive income and cash flows for each of the three years in the period ended January 1, 2012. The functional currency of the partnership is the local currency in which it operates, which is the Canadian dollar, as the majority of the partnership’s operations and cash flows are based in Canada and the partnership’s operations are primarily managed in Canadian dollars. As a result, the partnership’s reporting currency is the Canadian dollar. Cash and cash equivalents Cash and cash equivalents include balances with banks. Cash equivalents are short-term, highly liquid investments with maturities of three months or less and consist principally of cash in bank money market accounts. Revenue-producing properties Revenue-producing properties are stated at acquisition cost, less accumulated depreciation and amortization. Acquisition cost comprises land acquisition and building construction costs including interest expense on land acquisition and building construction costs during the period of construction. Depreciation and amortization are provided for on the straight-line basis over the estimated useful lives of the assets at the following rates: Buildings Up to 40 years Leasehold improvements and deferred design costs and other The lesser of the useful life of the asset or the lease term Construction-in-progress Stated at cost and is not amortized Long-lived assets Long-lived assets are analyzed for impairment at the individual restaurant level, which represents the lowest level of independent cash flow for the business. They are tested for impairment whenever an event or circumstance occurs that indicates impairment may exist, including a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of prior to the end of its estimated useful life. There were no such events in the current or prior year.

TIMWEN Partnership Notes to Financial Statements Leases The partnership’s leases with TDL and third parties are classified as either operating leases or capital leases for financial reporting purposes. When determining the lease term for operating and capital leases, the partnership includes the renewal period for which failure to renew the lease imposes an economic penalty in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the partnership is subject is the economic detriment associated with the existence of leasehold improvements that might be impaired if the partnership chooses not to exercise the available renewal options. For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight- line basis (straight-line rent) over the applicable lease terms and any period during which the partnership has the use of the property but is not charged rent by a landlord. Lease terms are generally for 20 years and, in most cases, provide for rent escalations and renewal options. Investment in Grimsby Food Court Ltd. The investment in the Grimsby Food Court Ltd. is accounted for as an equity investment. The investment is analyzed for other than temporary impairment where evidence exists that there is an inability to recover the carrying amount of the investment or inability to sustain an earnings capacity that would justify the carrying amounts of the investment. No such indicator was noted in the current or prior year. Deferred lease inducements Lease inducements are leasehold improvements paid by landlords and are recorded as a liability and amortized as a reduction in rent expense. They are deferred and amortized on a straight-line basis over the lease term to a minimum of 20 years. Revenue recognition Rental revenue is recognized on a percentage of sales volume and is recognized as earned. Income taxes The accompanying financial statements do not include a provision for income taxes, as they are the responsibility of the respective partners. Use of estimates The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Subsequent events The partnership has evaluated events subsequent to January 1, 2012 and up to February 29, 2012 which corresponds to the date these financial statements were issued (or available to be issued). Accounting standards not yet adopted In May 2011, the Financial Accounting Standards Board (the FASB) issued amendments which provide additional guidance about how fair value should be determined under existing standards and expands existing disclosure requirements for certain fair value measurements. The purpose of these amendments is to improve and converge International Financial Reporting Standards and US GAAP. The guidance is effective commencing with the partnership's 2012 fiscal year.

TIMWEN Partnership
Notes to Financial Statements

3. Revenue-producing properties

	January 1, 2012			January 2, 2011
	Cost	Accumulated depreciation and amortization	Net	Net
Land	$ 21,231,151	$ -	$ 21,231,151	$ 21,231,151
Buildings	34,370,327	15,080,593	19,289,734	20,206,494
Leasehold improvements	64,493,798	31,581,393	32,912,405	35,846,469
Deferred design costs and other	2,305,186	1,085,359	1,219,827	1,364,224
	122,400,462	47,747,345	74,653,117	78,648,338
Construction-in-progress	377,173	-	377,173	120,831
	$ 122,777,635	$ 47,747,345	$ 75,030,290	$ 78,769,169

4. Related party transactions and balances

During the fiscal years and as of the end of the fiscal years presented, the partnership had the following transactions with related parties.

	January 1, 2012	January 2, 2011	January 3, 2010
Rental income			
TDL	$ 24,520,534	$ 24,017,601	$ 23,690,191
WROC	14,406,641	14,343,402	14,780,921
	$ 38,927,175	$ 38,361,003	$ 38,471,112
Management fee			
TDL - included in revenue-producing properties	$ 91,400	$ 205,650	$ 159,950
WROC - included in operating expenses	$ 275,000	$ 275,000	$ 273,313
Related party rental expense			
TDL	$ 225,734	$ 227,422	$ 241,257
Amounts included in accounts receivable			
TDL	$ 2,561,575	$ 2,595,092	
WROC	1,763,479	1,933,993	
	$ 4,325,054	$ 4,529,085	
Amounts included in accounts payable			
TDL	$ 320,703	$ 122,648	
WROC	-	70,036	
	$ 320,703	$ 192,684	

These transactions are in the normal course of operations.

The amounts due from the partners, which have arisen as a result of the above transactions, are non-interest bearing and due on demand.

TIMWEN Partnership Notes to Financial Statements 5. Straight-line rent - Out of period adjustment In 2009 the partnership recorded an adjustment related to the calculation of straight-line rent, which is included in "Rental expense - net of lease inducements" in the Statement of Income and Comprehensive Income. Correcting the error increased net income and comprehensive income by $1,600,000 related to years prior to 2009. Since this error was not material to any of the prior years' or current year's financial statements, the partnership recorded the correction of this error in the 2009 financial statements. 6. Deferred lease inducements January 1, 2012 January 2, 2011 Accumulated Cost amortization Net Net Deferred lease inducements $ 6,679,525 $ 3,304,634 $ 3,374,891 $ 3,667,963 7. Leases Minimum lease payments under long-term operating lease agreements for various properties are as follows: 2012 $ 7,468,000 2013 7,583,000 2014 7,621,000 2015 7,629,000 2016 7,329,000 2017 and thereafter 32,083,000 Total $ 69,713,000 The minimum lease payments include $38,841,000 related to renewal periods reasonably assured of being exercised. All leased locations are subleased to WROC or to TDL at amounts based on restaurant revenues. 8. Financial instruments Due to their short-term maturities, the carrying value of the partnership's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their estimated fair value. 9. Commitments and contingencies The partnership is party to various legal actions and complaints arising in the ordinary course of business. It is the opinion of the partnership's management that the ultimate resolution of such matters will not materially affect the partnership's financial condition or income.